Exhibit 99

July 12, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

It is hereby informed that, a penalty of Rs. 4,88,000 has been imposed on the Bank by the Reserve Bank of India (“RBI”) on July 11, 2025, details of which are provided in the below table.

Sr. no	Particulars	Details

1	Name of the listed entity	HDFC Bank Limited

2	Name of the authority from whom communication is received	RBI

3	Type of communication received	Speaking Order issued by RBI

4	Period for which communication would be applicable, if stated	Penalty is in respect of a loan disbursed by the Bank in November, 2021

5	Nature and details of the action(s) taken or order(s) passed	Penalty under section 11(3) of Foreign Exchange Management Act, 1999 has been imposed by RBI for contravention of below-mentioned Master Directions issued by RBI

6	Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority.	July 11, 2025

7	Details of the violation(s)/contravention(s) committed or alleged to be committed	Paragraph 9.3.6 of the Master Direction - Foreign Investment in India dated January 4, 2018 (as updated from time to time)

8	Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	Rs. 4,88,000 (Rupees Four Lakh Eighty Eight Thousand Only)

9	Action(s) taken by listed company with respect to the communication	The Bank has since undertaken corrective action to address the issue

10	Any other relevant information	-

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight